Exhibit 99
Intier Automotive Inc.	521 Newpark Blvd., Newmarket, Ontario Canada L3Y 4X7 Tel: 905 898 5200 Legal Fax: 905 898 6053

PRESS RELEASE

INTIER CLARIFIES INTERIORS BUSINESS WITH GENERAL MOTORS

Thursday, April 24, 2003, Newmarket, Ontario, Canada          Intier Automotive Inc. (TSX: IAI.A, NASDAQ: IAIA). In response to reports published today relative to business between General Motors and Intier Automotive, Intier wishes to clarify certain future interiors business awards with General Motors. As previously announced, Intier has been named as the interiors integrator and program manager for the GM future full size line of sport utility vehicles. As part of this award, Intier anticipates that it will be awarded a significant amount of interiors business, including the overhead system and other interior trim, on both the full size line of pick-up trucks and sport utility vehicles in addition to its integration responsibilities for the sport utility vehicles. Intier will not be supplying the complete up level door panels for this program as a majority of this business was awarded to another supplier after the completion of a competitive bidding process. Annualized sales when this program is in full production, excluding any managed content, relating to Intier Automotive's integration responsibilities, is expected by Intier to be approximately US$200 million.

Intier also confirmed that it continues to have significant future interiors business from GM. Specifically, Intier has been awarded major programs such as the complete interior, excluding seats, for the Cadillac STS, the complete seats, instrument panels and overhead system for the new Chevrolet Equinox and has been named as the interiors integrator for the next generation General Motors small car platform (which includes production contracts), each of which are anticipated to commence production in 2004.

With respect to the other portions of the reports, both Intier and General Motors have completed internal investigations and have confirmed there was no financial impropriety at any level uncovered by either party in connection with the bidding process related to existing business between the companies. "We continue to strongly value our relationship with General Motors and look forward to supporting them on these new programs and other opportunities in the future," said Donald Walker, Intier Automotive's President and Chief Executive Officer.

Intier is a global full service supplier and integrator of automotive interior and closure components, systems and modules. It directly supplies most of the major automobile manufacturers in the world and employs approximately 22,500 people at 65 manufacturing facilities and 17 product development, engineering and testing centres in North America, Europe, Brazil, Japan and China.

For further information please contact Michael McCarthy, Executive Vice-President and Chief Financial Officer of Intier at (905) 830-5824.

This press release may contain forward-looking statements within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties which may cause actual future results and performance of Intier Automotive Inc. (the "Company") to be materially different from those expressed or implied in these statements. These risks, assumptions and uncertainties include, but are not limited to: industry cyclicality, including reductions or increases in production volumes; trade and labour disruption; pricing concessions and cost absorptions; product warranty, recall and product liability costs; the Company's financial performance; changes in the economic and competitive markets in which the Company competes; relationships with OEM customers; customer price pressures; the Company's dependence on certain vehicle programs; currency exposure; energy prices; and certain other risks, assumptions and uncertainties disclosed in the Company's public filings. The Company disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.